Exhibit 99.1

This Share Purchase and Sale Agreement is dated: the 15 day of January, 2022.

Highrim Holding International Limited

(the “Purchaser”)

                                                                                OF THE FIRST PART,

- and -

Canada EduGlobal Holdings Inc.

(the “Vendor”)

                                                                               OF THE SECOND PART,

- and -

Richmond Institute of Languages Inc.

(the “Company”)

                                                                               OF THE THIRD PART.

Samuel A. Goszer & Victoria K. Taylor

Levene Tadman Golub Law Corporation

700-330 St. Mary Avenue

Winnipeg, MB R3C 3Z5

T: ***

F : ***

E: ***

E : ***

Share Purchase and Sale Agreement

Highrim Holding International Limited

(the “Purchaser”)

                                                                               OF THE FIRST PART,

- and -

Canada EduGlobal Holdings Inc.

(the “Vendor”)

                                                                               OF THE SECOND PART,

- and -

Richmond Institute of Languages Inc.

(the “Company”)

                                                                               OF THE THIRD PART.

(each a “Party”, collectively the “Parties”)

WHEREAS:

i.	The Vendor owns all of the issued and outstanding shares (the “Shares”) of the capital stock of Richmond Institute of Languages Inc. (the “Company”);

ii.	The Company carries on the business of providing academic services, including but not limited to, the areas of college and university applications, references, and study plans, and non-academic services (the “Business”) under the operating name ‘EduGlobal College’ from the leased premises municipally known as Unit 500 – 628 Sixth Avenue, New Westminster, British Columbia (the “Premises”).

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iii.	The Company owns the Assets, which are more particularly described within the Schedules hereto; and

iv.	The Purchaser has agreed to purchase from the Vendor, and the Vendor has agreed to sell to the Purchaser, Eighty (80%) Percent of the Shares (the “Subject Shares”), in accordance with the following terms and conditions.

NOW THEREFORE in consideration of the mutual covenants contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged by both parties, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions. In this Agreement, unless there is something in the context or the subject matter inconsistent with such interpretation, the following words and expressions, wherever capitalized, will have the following meanings:

(a)	“Accountants” means the accountants retained by the Company;

(b)	“Accounts Payable” means all trade and other accounts payable and other indebtedness and obligations to make payment relating exclusively to the Business at the Closing Date to the extent that such liabilities:

(i)	were incurred in the ordinary course of business;

(ii)	would be required by ASPE to be reflected on a balance sheet of the Company as current liabilities; and

(iii)	are reflected in the Closing Statements;

(c)	“Accounts Receivable” means any and all accounts receivable of the Company outstanding as at Closing which are related to the Business and recorded as a receivable in the books and records of the Company.

(d)	“Accrued Liabilities” means liabilities relating exclusively to the Business at Closing to the extent that such liabilities:

(i)	were incurred in the ordinary course of business;

(ii)	would be required by ASPE to be reflected on a balance sheet of the Company as current accrued liabilities; and

(iii)	are reflected in the Closing Statements;

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(e)	“AOL Liability” means the amount of up to Two Hundred Thousand Dollars ($200,000.00), inclusive of all interest and other amounts outstanding in respect thereof, payable to Academy of Learning College;

(f)	“ASPE” means Accounting Standards for Private Enterprises, being the accounting treatment or statement of presentation of accounting or financial statements for private enterprises, where reference to ASPE is deemed to be to ASPE from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with ASPE;

(g)	“Authorizations” means all licenses, permits, easements, rights, applications, filings, registrations and other authorizations which are in any manner necessary for the Company to conduct the business of the Company as now or previously conducted or for the ownership and use of the assets owned or used by them in the conduct of the Business;

(h)	“Assets” means substantially all of the assets, accounts receivable and goodwill of the Business, including the material assets set out in Schedule 1.1(h);

(i)	“Business Day” means a day other than a Saturday, a Sunday or any other day upon which the main branch of the Purchaser’s banker in Winnipeg, Manitoba is not open for the transaction of regular business throughout normal banking hours;

(j)	“Claims” means, in respect of any matter, all judgments, executions, suits, dues, accounts, bonds, claims, demands, proceedings, deficiencies, actions, causes of action, damages, losses, penalties, costs, liabilities, fines, interest and expenses (including, without limitation, reasonable legal fees) arising directly or indirectly as a consequence of such matter;

(k)	“Closing” means the consummation of the transactions contemplated by this Agreement, which is to occur at 8:00 a.m. (Vancouver time) on the Closing Date;

(l)	“Closing Date” means the 15th day of January, 2022, or such other date as may be mutually agreed upon by the parties in writing;

(m)	“Closing Statements” means the financial statements for the Company prepared as of the Closing Date in accordance with ASPE

(n)	“Closing Document” means any document, instrument, undertaking or agreement delivered at or subsequent to the Closing Date pursuant to this Agreement;

(o)	“Closing Materials” means: (i) the Closing Statements, together with draft income tax returns; (ii) all schedules to the Closing Statements; (iii) all working papers used in the preparation of the draft Closing Statements; and (iv) all other documents that the Purchaser may reasonably require (which will include, but not be limited to, a detailed bank reconciliation, a detailed accounts receivable and accounts payable list, an adjusting journal entries list, all schedules, all working papers used in the preparation of the Closing Statements);

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(p)	“CRA” means Canada Revenue Agency;

(q)	“Contract Date” means the date of this Agreement, as first above written;

(r)	“Contracts” means those contracts and agreements set out in Schedule 1.1(r);

(s)	“Encumbrances” means mortgages, charges, pledges, security interests, liens, encumbrances, title retention agreements, adverse claims, exceptions, reservations, rights to possession, any matter capable of being registered against title, options and equities of any nature whatsoever or howsoever arising;

(t)	“Environmental Laws” means all current applicable Laws issued by any Governmental Authority relating to any one or more of: (i) the environment, (ii) occupational health and safety, (iii) product safety and product liability and (iv) the storage and transportation of goods;

(u)	“Escrow Agent” means Michael, Evrensel & Pawar LLP, in its capacity as escrow agent under the Escrow Agreement;

(v)	“Escrow Agreement” means the escrow agreement entered into by the Vendor, the Purchaser and the Escrow Agent effective the Closing Date in substantially the form attached as Schedule 6.2(i) hereto;

(w)	“Financial Statements” means, collectively, the unaudited financial statements of the Business for the fiscal years ending on 30 September 2020 and 2021 consisting of a balance sheet as at the last day of such fiscal period, and statements of retained earnings, statement of operations and statement of cash flows, as at such date, including therein full particulars of all contingent liabilities considered material, which Financial Statements are attached hereto as Schedule 1.1(w);

(x)	“Governmental Authority” means any federal, state, provincial, municipal, local or other government or governmental agency, regulatory body, court, ministry, department, authority, board, bureau or commission, domestic or foreign;

(y)	“Governmental Charges” means and includes all taxes, customs duties, rates, levies, assessments, reassessments and other charges, together with all penalties, interest and fines with respect thereto, payable to any Governmental Authority;

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(z)	“G.S.T.” means all goods and service taxes assessed, rated or charged by the Federal government of Canada pursuant to the Excise Tax Act (Canada);

(aa)	“Hazardous Substances” means any waste, pollutant, contaminant, material or substance which is determined to be dangerous, hazardous, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic or mutagenic under any Environmental Laws or which is the subject of any Environmental Laws governing its release, use, storage or identification, including, without limitation, any substance or material which contains polychlorinated biphenyls (PCBs), asbestos, lead, urea, formaldehyde or radon gas. Without limitation “Hazardous Substances” includes pesticides but, for the purposes of this Agreement, shall exclude the chemicals, fertilizers and fuels used in the ordinary course of operating the Business of the Company;

(bb)	“Laws” means any current applicable federal, state, provincial, municipal or local laws, statutes, ordinances, by-laws, regulations and any current decision, order, policy or ruling of a Governmental Authority having the force of law, domestic or foreign;

(cc)	“Licenses” means all licenses, permits including but not limited to the occupancy permit, approvals, certificates, registrations and qualifications necessary to carry on the business of the Company or to complete the transactions referenced herein, whether governmental, regulatory or otherwise;

(dd)	“Long-Term Liabilities” means all liabilities not due within one year, calculated in accordance with ASPE;

(ee)	“ordinary course” or “normal course” means, when used in relation to the conduct by any of the parties, including the Company, in relation to its or his respective business, any transaction which constitutes an ordinary day-to-day business activity conducted in a commercially reasonable and business-like manner consistent with its past practices;

(ff)	“Person” includes any individual, corporation (with or without share capital), limited liability company, partnership, limited partnership, joint venture, syndicate, estate, executor, administrator or other legal personal representative, trust, trustee, sole proprietorship, unincorporated society or association, regulatory body or agency, government or governmental agency, authority, entity or organization however designated or constituted;

(gg)	“Premises” means the real property having the civic address #500 – 628 Sixth Avenue, New Westminster, British Columbia;

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(hh)	“Purchaser’s Solicitors” means Levene Tadman Golub Law Corporation and, in particular, Samuel A. Goszer & Victoria K. Taylor;

(ii)	“Real Property Lease” means the lease dated March 27, 2020 between Lezam International Inc. as landlord, the Vendor as tenant and Michael Peng Yu and Wenmei Gou as indemnifiers in respect of the Premises, as amended April 6, 2020, attached hereto as Schedule 1.1(ii);

(jj)	“Shares” means the following shares in the Company owned by the Vendor, which shares are validly issued and allotted in the name of the Vendor as follows:

Owner of Shares	Class of Shares	No. of Shares	Certificate No.
Canada EduGlobal Holdings Inc.	Class A Common	100	A4

(kk)	“Statement Date” means the date on which the Closing Materials are delivered to the Purchaser pursuant to this Agreement, which shall not be later than ninety (90) days after the Closing Date;

(ll)	“Subject Shares” means eighty (80) of the Shares;

(mm)	“Target Closing Financial Statements” means the financial statements that reflect the anticipated Closing Date position attached hereto as Schedule 1.1(mm);

(nn)	“Tax Reassessment Period” with respect to the Company means the period ending on the first date on which no assessment, reassessment or other document assessing liability for tax, interest or penalties may be issued to it in respect of any taxation year ended prior to or on the date hereof pursuant to any applicable tax legislation;

(oo)	“Vendor’s Solicitors” means Michael, Evrensel & Pawar LLP d/b/a MEP Business Counsel and, in particular, Jesse Ahuja and Jennifer MacGregor-Greer;

(pp)	“Year End Return” has the meaning ascribed to it in Section 6.5(c)(i) hereof.

1.2 References to Statutes. Any reference to a statute in this Agreement will be deemed to include a reference to the regulations made pursuant to such statute, together with all amendments made to such statute in force from time to time, and to any statute or regulation supplementing or superseding the referenced statute or the regulations made pursuant thereto, as amended from time to time.

1.3 Reference to Successors. Any reference to a person or corporation will include, and will be deemed to be a reference to, that person’s or corporation’s, as applicable, heirs, executors, administrators, successors, personal representatives and permitted assigns, as the context may require.

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1.4 Reference to Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer, for greater certainty, to this Agreement and not to any particular article, section, subsection, clause, sub clause, paragraph or subparagraph hereof.

1.5 Extended Meanings. Words importing the singular number only include the plural and vice versa, and words importing gender include all genders, as the context may require.

1.6 Knowledge. Where any representation or warranty contained in this Agreement or any ancillary agreement is expressly qualified by reference to the knowledge of the Company or the Vendor, it will be deemed to refer to the actual knowledge of Sylvester Chen, without further inquiry.

1.7 Non-Business Days. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

1.8 Entire Agreement. This Agreement contains the entire agreement between the parties hereto in respect of its subject matter, and supersedes all earlier agreements, whether written or oral. This Agreement may be altered and amended only by further written agreement of the parties hereto.

1.9 Accounting Principles. All accounting and financial terms used herein applicable to the Company, unless specifically provided to the contrary, shall be interpreted and applied in accordance with ASPE applicable as at that date on which any calculation is made or required to be made

1.10 Waiver, Amendment. Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.11 Currency. All monetary amounts referred to in this Agreement are, and all payments required hereunder shall be, in Canadian funds.

1.12 Severability. Each term, condition and provision of this Agreement will be severable one from the other, and if any term, condition or provision hereof is at any time declared by a court of competent jurisdiction to be void or unenforceable, the same will not extend to make void or unenforceable, any other term, condition or provision of this Agreement.

1.13 Applicable Law. This Agreement will be interpreted and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and the parties hereby attorn to the exclusive jurisdiction of the courts of British Columbia in respect of the interpretation of, and any relief sought under, this Agreement.

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1.14 Headings. The table of contents, headings and division of this Agreement into articles, sections, subsections, clauses and any lower divisions are for convenience only, and will not affect the construction or interpretation of this Agreement.

1.15 Preamble and Schedules. The preamble and schedules are integral parts of this Agreement. The parties confirm the truth in substance and fact of the recitals set out in the preamble. The following are the schedules attached to and incorporated in this Agreement by reference:

Schedule 1.1(h)	Assets
Schedule 1.1(r)	Contracts
Schedule 1.1(w)	Financial Statements
Schedule 1.1(ii)	Real Property Lease
Schedule 1.1(mm)	Target Closing Financial Statements
Schedule 6.1(f)i	Permitted Encumbrances
Schedule 6.1(i)	Consents and Approvals
Schedule 6.1(o)	Employment and Management Agreements
Schedule 6.1(r)	Litigation
Schedule 6.2(f)	Letter of Employment (CEO)
Schedule 6.2(g)	Non-Competition, Non-Solicitation and Confidentiality Agreement
Schedule 6.2(h)	Unanimous Shareholders’ Agreement
Schedule 6.2(i)	Escrow Agreement
Schedule 6.2(j)	Option Agreement

The purpose of the schedules is to set out the qualifications, exceptions and other information called for in this Agreement. The parties acknowledge and agree that the schedules and the information and disclosures contained in them do not constitute or imply, and will not be construed as:

(a)	any representation, warranty, covenant or agreement which is not expressly set out in this Agreement;

(b)	an admission of any liability or obligation of the Vendor;

(c)	a standard of materiality, a standard for what is or is not in the ordinary course of business, or any other standard contrary to the standards contained in this Agreement; or

(d)	an expansion of the scope of effect of any of the representations, warranties and covenants set out in this Agreement.

Disclosure of any information in the schedules that is not strictly required under this Agreement has been made for information purposes only and does not imply disclosure of all matters of a similar nature. Information in the schedules qualifies as confidential information and may not be disclosed by any party, other than to each party’s representatives, advisors or affiliates (provided appropriate measures are taken by them to protect such information) unless a party needs to disclose such information in order to enforce or exercise its rights under this Agreement.

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ARTICLE 2
PURCHASE AND SALE OF SUBJECT Shares

2.1 Purchase and Sale. Subject to the terms and conditions hereof and based upon the representations and warranties made herein by each of the parties to the other, the Vendor agrees to sell, grant, convey, assign, transfer and deliver the Subject Shares to the Purchaser, and the Purchaser agrees to purchase and acquire the Subject Shares from the Vendor, as of the Closing Date.

2.2 Purchase Price. The aggregate consideration to be paid by Purchaser to the Vendor hereunder (the “Purchase Price”) shall be the sum of One Million ($1,000,000.00) Dollars, subject to adjustment in accordance with the provisions hereof.

2.3 Payment of Purchase Price. The Purchase Price shall be paid by Purchaser on the Closing Date from immediately available funds in the following manner:

(a)	Cash on Closing. A payment of Eight Hundred Thousand ($800,000.00) Dollars by way of solicitor’s trust cheque or wire transfer, paid to the Vendor’s Solicitors in trust, the proceeds of which solicitor’s trust cheque shall be deposited and held by the Vendor’s Solicitors in trust until all such trust conditions are satisfied.

(b)	Holdback. Two Hundred Thousand ($200,000.00) Dollars shall be paid to the Escrow Agent by way of solicitor’s trust cheque or wire transfer, to be held in trust pursuant to the terms and conditions of the Escrow Agreement.

2.4 Tax Elections. The Vendor and the Purchaser agree to cooperate in the preparation and filing within the prescribed periods of such elections under the Income Tax Act (Canada) and other taxation statutes as may be necessary or desirable to give effect to the transactions contemplated hereunder for tax purposes.

ARTICLE 3
CONDITIONS

3.1 Purchaser’s Conditions. The Purchaser will not be obliged to complete the purchase provided for in this Agreement unless, on the Closing Date, or such other date as may be expressly provided for in this Agreement, each of the following conditions has been satisfied, it being understood that these conditions are included for the exclusive benefit of the Purchaser and may be waived in writing in whole or in part by the Purchaser at any time:

(a)	Representations, Warranties and Covenants of Parties – the representations, warranties and covenants in favour of the Purchaser contained in this Agreement shall be true and correct in all material respects as at the Closing Date as if made at such date.

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(b)	Performance of Conditions - Parties Other Than Purchaser – each covenant or obligation of any party hereto other than the Purchaser to be performed by such party on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects.

(c)	Approvals – all corporate and legal proceedings and approvals as are considered necessary by the Purchaser’s Solicitors, acting reasonably, will have been taken or obtained to permit the Vendor to duly sell, transfer and convey the Subject Shares to the Purchaser pursuant to this Agreement;

(d)	Due Diligence – the Purchaser shall have been satisfied with the results of a due diligence review conducted with respect to the Business, the Subject Shares, the Company, the Vendor, and the Assets, without in any way waiving or diminishing the scope of or otherwise affecting any representation and warranty made by or covenant of the Vendor hereunder, waived or satisfied on or before the Closing Date;

(e)	Regulatory Consents – there shall have been obtained, from all appropriate federal, provincial, municipal or other governmental or administrative bodies, such licences, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by the Vendor to permit the change of ownership of the Subject Shares contemplated hereby; and

(f)	Legal Matters – all actions, proceedings, instruments and documents required to implement this Agreement, or instrumental thereto, and all legal matters relating to the purchase of the Subject Shares, including title of the Vendor to the Subject Shares, shall have been approved as to form and legality by the Purchaser’s Solicitors, acting reasonably, waived or satisfied on or before the Closing Date.

3.2 Failure of Purchaser’s Condition. If any of the Purchaser’s Conditions in Section 3.1 are not fulfilled on or before the Closing Date or such other date as may be specifically provided for in this Agreement, the Purchaser will have the following options:

(a)	Termination – the Purchaser may terminate this Agreement by notice given to the Vendor, in which event the Purchaser will be released from all obligations under this Agreement, and subject to subsection (c) hereunder, the Vendor will also be released from all obligations hereunder;

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(b)	Waiver – the Purchaser may waive compliance with any such condition in whole or in part, without prejudice to its rights of termination in the event of non-fulfillment of any other condition in whole or in part; or

(c)	Remedy – the Purchaser may, if any of the foregoing conditions have not been fulfilled due to a wilful or negligent act or failure to act on the part of the Vendor, by notice given to the Vendor, repudiate the Purchaser’s obligation to perform the Purchaser’s covenants hereunder, in which case the Purchaser will have all remedies available at law and in equity in respect of any loss or damage suffered by it as a result of the Vendor’s act or failure to act.

3.3 Vendor’s Conditions. The Vendor will not be obliged to complete the sale provided for in this Agreement unless, on the Closing Date, or such other date as may be expressly provided for in this Agreement, each of the following conditions has been satisfied, it being understood that these conditions are included for the exclusive benefit of the Vendor and may be waived in writing in whole or in part by the Vendor at any time:

(a)	Representations and Warranties – the representations and warranties of the Purchaser as set forth in this Agreement will be true and correct in all material respects on the Closing Date;

(b)	Compliance – all the terms, covenants and agreements set forth in this Agreement to be complied with or performed by the Purchaser on or before the Closing Date will have been so complied with or performed; and

(c)	Approvals – all corporate and legal proceedings and approvals as are considered necessary by the Purchaser’s Solicitors, acting reasonably, will have been taken or obtained to permit the Vendor to duly sell, transfer and convey the Subject Shares to the Purchaser pursuant to this Agreement.

3.4 Failure of Conditions. If any of the Vendor conditions contained in Section 3.3 have not been fulfilled on or before the Closing Date or such other date as may be specifically provided for in this Agreement, the Vendor will have the following options:

(a)	Termination – the Vendor may terminate this Agreement by notice given to the Purchaser, in which event the Vendor will be released from all obligations under this Agreement, and subject to subsection (c) hereunder, the Purchaser will also be released from all obligations hereunder;

(b)	Waiver – the Vendor may waive compliance with any such condition in whole or in part without prejudice to its rights of termination in the event of non-fulfillment of any other condition in whole or in part; or

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(c)	Remedy – the Vendor may, if any of the foregoing conditions has not been fulfilled due to the wilful or negligent act or failure to act on the part of the Purchaser, by notice given to the Purchaser, repudiate the Vendor’s obligation to perform the Vendor’s covenants hereunder, and will have all remedies available at law and in equity in respect of any loss or damage suffered by it as a result of the Purchaser’s act or failure to act.

3.5 Preservation of Remedies. Waiver or acceptance of non-compliance with a condition hereunder which is also a covenant, representation or warranty will not operate as a waiver of such covenant, representation or warranty, or of any remedy at law or in equity which a party hereto may have against the other party hereto in respect of such non-compliance.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF VENDOR

4.1 Vendor’s Representations and Warranties. The Vendor represents, warrants and covenants to and in favour of the Purchaser as follows and acknowledges and confirms that the Purchaser is relying on such representations and warranties in connection with its execution and delivery of this Agreement and in completing the transactions contemplated under this Agreement:

(a)	Enforceability. This Agreement and the other agreements, documents and instruments entered into by the Vendor in connection with this Agreement have been duly executed and delivered and constitute legal, valid and binding obligations of the Vendor, enforceable against it in accordance with their respective terms, subject to:

i.	bankruptcy, insolvency, moratorium, reorganization and other Laws relating to or affecting the enforcement of creditors’ rights generally; and

ii.	the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

(b)	Status of the Shares.

i.	The Shares comprise all of the issued and outstanding shares in the capital stock of the Company and have been validly issued and are outstanding as fully paid and non-assessable shares, owned in each case free and clear of all charges. The Vendor is the beneficial and registered owner of the Shares as described in Section 1.1 (kk) and is entitled to sell the Subject Shares registered in its name.

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ii.	No person, firm or corporation has any agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares or other securities of the Company.

(c)	Canadian Resident. The Vendor is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

(d)	Bankruptcy or Insolvency. Neither the Company nor the Vendor is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) and neither the Company nor the Vendor have made an assignment in favour of their respective creditors or a proposal in bankruptcy to their respective creditors or any class thereof, nor have any of them had any petition made against it.

(e)	Status of the Company.

i.	The Company is a corporation duly incorporated, organized and existing under the laws of the Province of British Columbia. The Company is in good standing with respect to the filing of its annual returns with the Registrar of Companies of British Columbia.

ii.	The Company has full corporate power and authority to own or lease its assets, to carry on the Business as conducted immediately prior to the Closing Date, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated herein.

(f)	Status of the Assets. The Assets include all rights and property necessary to enable the Company to conduct the Business as currently conducted by the Company. The Assets are all in good operating condition (reasonable wear and tear excepted), have been maintained in accordance with normal industry practice, and are suitable for the use for which they are intended. The Company is the sole beneficial owner of all the Assets (other than those of the Assets which are leased by the Vendor or the Company and holds marketable title thereto, free of all Encumbrances whatsoever, other than:

i.	encumbrances placed on the Assets by or through the Purchaser and the encumbrances listed in Schedule 6.1(f)i hereto, which the Purchaser has agreed will remain in place (collectively, the “Permitted Encumbrances”).

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(g)	Real Property Lease.

i.	Validity – the Real Property Lease is a valid and subsisting lease, and has not been altered or amended in any way, either orally or in writing, since the time of its execution and is in full force and effect according to the original terms thereof;

ii.	No Default – there are no material defaults now existing in the payment of rent or the performance of any of the Vendor’s or any of the landlord’s covenants contained in the Real Property Lease; and

iii.	Use of Premises - Neither the Vendor nor the Company has received any notice of objection from the landlord thereof in respect of the use of the Premises by the Company.

(h)	Personal Property Leases. The Company is not party to any leases, pre-lease agreements and offers to lease of machinery, equipment, furniture and other tangible personal property.

(i)	Consents, Approvals, Licenses and Authorizations.

i.	Except as set out in Schedule 6.1(i), neither the execution and delivery by the Vendor and the Company of this Agreement or the documents incidental hereto, nor the performance of the transactions contemplated hereby and thereby, require any filing, consent or approval or constitute a default or breach on the part of the Vendor or the Company.

ii.	The Company is in compliance with all material terms and conditions of the Licenses.

iii.	Neither the Vendor nor any other person not a party to this Agreement owns or has any proprietary, financial or other interest (direct or indirect except solely as a shareholder) in any Authorization which the Company owns, possesses, or which is used in the operation of the Business as now or previously conducted.

(j)	Records. The corporate records and minute books of the Company have, since the date of incorporation, in all material respects, been kept in accordance with applicable Laws.

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(k)	Financial Statements. The Financial Statements:

i.	fairly present the financial position, assets and liabilities of the Company as at the date thereof and fairly present the results of operations including sales for the periods indicated;

ii.	contain and reflect adequate provision for all liabilities or obligations of any nature whether accrued, absolute, contingent or otherwise;

iii.	contain and reflect all necessary adjustments for a fair presentation of the financial condition and results of the operations of the Company, as applicable.

iv.	The books and records of the Company fairly and correctly sets out and discloses in all material respects, the financial position of the Company, and all material financial transactions relating to the Business have been accurately recorded in such books and records.

v.	There are no material liabilities of the Company of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which the Company or the Purchaser may become liable on or after the consummation of the transaction provided for by this Agreement other than:

1.	liabilities disclosed on, reflected in or provided for in the Company’s financial statements; and

2.	liabilities incurred in the ordinary course of business, none of which has been materially adverse to the nature of the business carried on by the Company, the results of its operations, assets, financial condition or manner of conducting the business of the Company.

(l)	Long-Term Liabilities. As at the Closing Date there shall be no Long-Term Liabilities payable by the Company.

(m)	No Change. Since the date of the most recently completed Financial Statements, the Vendor and the Company have carried on the Business and the Vendor and the Company have conducted their operations and affairs only in the ordinary and normal course consistent with past practice and there has not been:

i.	any Long-Term Liability incurred by the Vendor or the Company, other than those incurred in the ordinary and normal course and consistent with past practice;

ii.	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Company or any direct or indirect redemption, purchase or other acquisition of any such shares, other than those recorded in the minutes of the Company; any labour trouble adversely affecting the Company;

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iii.	any licence, sale, assignment, transfer, disposition, pledge, mortgage or granting of a security interest or other Encumbrance on or over any property or assets of the Company;

iv.	any forward commitments other than in the ordinary and normal course of the business;

v.	any change in the accounting or tax practices followed by the Company;

vi.	any change adopted by the Company in its depreciation or amortization policies or rates;

vii.	any change in the credit terms offered to customers of, or by suppliers to, the Company.

(n)	No Violation. The execution, delivery and performance of this Agreement by the Vendor, and its completion and performance of the transactions contemplated hereby, will not constitute or result in a violation, breach or default, or cause the acceleration, of:

i.	any Contracts, subject to obtaining any required consents and approvals as listed in Schedule 6.1(i); or

ii.	any Laws applicable to the Vendor.

(o)	Employment and Management Agreements.

i.	There are no employees of the Company as at the date of this Agreement.

ii.	The Company is not and will not on the Closing Date be a party to any written or oral employment, management, consulting, personal service, service, profit sharing or other like arrangement, pension, sales agency, distribution or franchising agreement, except as disclosed in Schedule 6.1(o) hereto.

iii.	The Company and the Vendor have complied with all Laws relating to employment, including, without limitation, those relating to employment standards, human rights, collective bargaining, occupational health and safety, pay equity and workers’ compensation, and there are no claims pending or threatened against the Vendor or the Company relating to such Laws, except as disclosed in this Agreement.

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iv.	No notice has been received by the Company of any complaint filed by any former employee against the Company claiming that the Company has violated The Employment Standards Act (British Columbia) or The Human Rights Code (British Columbia) (or any applicable employee or human rights or similar legislation in the other jurisdictions in which the Business is conducted or the Company operates) or of any complaints or proceedings of any kind involving the Company or, to the Vendor’s and the Company's knowledge, after due inquiry, any of the former employees of the Company before any labour relations board (“Employee Claim”). There are no outstanding orders or charges against the Company under The Workers Compensation Act (British Columbia) (or any applicable health and safety legislation in the other jurisdictions in which the Business is conducted). All levies, assessments and penalties made against the Company pursuant to The Workers Compensation Act (British Columbia) (and any applicable workers compensation legislation in the other jurisdictions in which the Business is conducted) have been paid by the Company.

(p)	Labour Unions. The Company has not made any agreements with any labour union or employee association, nor made commitments to, or conducted negotiations with, any labour union or employee association with respect to any such agreement. The Vendor is not aware of any current attempts to organize or establish any labour union or employee association in respect of the Business.

(q)	Insurance. The Company has the Assets insured against loss or damage by all insurable hazards or risks on a replacement cost basis. The Company is not in default with respect to any of the provisions contained in any such insurance policy, nor has it failed to give any notice or present any claim under any such insurance policy in due and timely fashion.

(r)	No Litigation. Except as disclosed in Schedule 6.1(r) hereof, there is no action, suit or proceeding (whether or not purportedly on behalf of the Vendor), pending or threatened against or affecting the Vendor or the Company at law or in equity or before any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign which may affect the Shares or the Assets. There is no existing ground upon which any such action, suit or proceeding might be commenced.

(s)	Contracts. Except as disclosed in Schedule 1.1(r) hereto, the Company is not a party to any written or oral contract or agreement.

i.	Completion of Transaction - the terms of the Contracts will not be affected by, nor will any of those Contracts be in default as a result of, the completion of the transactions contemplated by this Agreement;

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ii.	Validity - the Contracts are each valid and subsisting contracts, and have not been altered or amended in any way, either orally or in writing, since the time of their execution and are in full force and effect according to the original terms thereof, except for such written amendments as have been noted on Schedule 1.1(r) hereto, or in the case of amendments after the date hereof, approved by the Purchaser in writing; and

iii.	No Default - there are no defaults now existing in the performance of any party’s covenants contained in the Contracts, and there is no state of facts which after notice or lapse of time, or both, would constitute such a default;

(t)	Compliance with Laws, etc. The Business has at all times been conducted by it in compliance with all Laws.

(u)	Work Orders. There are no outstanding work orders relating to any of the Assets, nor are any matters under discussion with any such departments or authorities which might lead to the issuing of a work order.

(v)	Contractual and Regulatory Consents and Approvals. Except as listed in Schedule 6.1(i), no consent or approval (including, without limitation, from any Governmental Authority) is required:

i.	in connection with the execution, delivery or performance by the Vendor of this Agreement or the completion of any of the transactions contemplated herein; or

ii.	in order to permit the Purchaser to assume all benefits under, and to avoid the loss of, any of the Contracts.

(w)	Retail Sales Tax – The Company has complied with the provisions of The Provincial Sales Tax Act (British Columbia) so as to ensure that all taxes and other amounts payable under The Provincial Sales Tax Act relating to the Assets have been paid by the Company and that none of the Assets are subject to any manner of lien, claim, charge or other encumbrance in favour of any governmental authority.

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(x)	Environmental Matters.

i.	During the occupation of the Premises by the Company and the Vendor, no Hazardous Substance has been generated, treated, stored, released or disposed of, or otherwise placed, deposited in, or located on, any portion of the Premises by the Vendor or those for whom they are legally responsible, except as otherwise in accordance with Environmental Laws.

ii.	The operation of the Business, the Assets, and the use, maintenance and operation thereof have been and are in compliance with all material Environmental Laws applicable to the Company or the Business.

iii.	The Company and the Vendor have complied with all reporting and monitoring requirements under all Environmental Laws in respect to the Business.

iv.	Neither the Company nor the Vendor has received in respect to the Business any notice of any non-compliance with any Environmental Laws, and to the knowledge of the Vendor, the Company is not, and there is no basis on which the Purchaser could become, responsible for any clean-up or corrective action relating to the Business or any of the Assets under any Environmental Laws.

(y)	No Material Liabilities. Except as disclosed in the Financial Statements, the Permitted Encumbrances, the liabilities to be discharged on Closing, and other than trade or business obligations incurred subsequent to the date of the Financial Statements for the most recently completed fiscal year in the ordinary course of business, there are no material liabilities of the Company of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which the Purchaser may become liable on or after the consummation of the transaction contemplated by this Agreement, other than liabilities in respect of the period following the Closing, arising under the Contracts.

(z)	Partnerships or Joint Ventures. The Company is not a partner or participant in any partnership, joint venture, profit sharing arrangement or other association of any kind.

(aa)	Guarantees, Warranties and Discounts. The Company is neither a party to nor bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person.

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(bb)	Taxes and Assessments. The Company has filed, on a timely basis, all tax returns, elections, filings and reports required to be filed by it in all applicable jurisdictions. The Company has paid on a timely basis all Governmental Charges and full provision shall be made in the Closing Date Statements for all Governmental Charges, and all professional fees related thereto payable in respect of the Company or otherwise for all periods up to and including the period ending as of the date of the Closing Date Statements. The Company has duly and timely paid all installments on account of Governmental Charges for the current year that are due and payable, and the Company shall establish reserves that shall be reflected in the Closing Date Statements and that are adequate for the payment by the Company of all Governmental Charges that are not yet due and payable (and that will not be due and payable by the Closing Date) and that relate to periods ending on or prior to the Closing Date. To the Vendor’s knowledge, there are no proceedings in progress, pending or threatened against the Company in respect of any Governmental Charges, and there are no currently outstanding reassessments or written enquiries which have been issued or raised by any governmental authority or any matters under discussion, audit or appeal with any government authority relating to any such Governmental Charges. The Company has, on a timely basis, materially withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any Governmental Charges. The Company has, on a timely basis, materially withheld from each payment made or credited to any present and former employees, independent contractors, officers and directors and to all persons who are non-residents for purposes of the Income Tax Act (Canada) all taxes and other amounts, including all Canadian Pension Plan contributions, provincial pension plan contributions and employment insurance premiums required by law to be withheld in respect of such employees and have remitted such withheld taxes and other amounts within the prescribed periods to the appropriate governmental body. The Company is in compliance with all registration, reporting, collection and remittance obligations respecting any sale, supply or delivery under all provincial sales tax legislation.

(cc)	No Subsidiaries. The Company does not own and does not have any agreements of any nature to acquire, directly or indirectly, any shares in the capital of or other equity or proprietary interests in any person, firm or corporation, and the Company does not have any agreements to acquire or lease any other business operations.

(dd)	Business of the Company. The Business is the only business operation carried on by the Company, and the Assets of the Company have been sufficient for the Company to carry on the Business.

(ee)	Accounts Receivable. All Accounts Receivable, book debts and other debts due or accruing to the Company are bona fide and good and, subject to an allowance for doubtful accounts that has been reflected on the books of the Company in accordance with ASPE, are collectible without setoff or counterclaim.

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(ff)	Intellectual Property. Neither the Vendor nor the Company are aware of a claim of any infringement or breach of any industrial or intellectual property rights of any other person by the Company, nor has the Vendor or the Company received any notice that the conduct of the Business, including the use of the intellectual property, infringes upon or breaches any industrial or intellectual property rights of any other person, and neither the Vendor nor the Company, after due inquiry, has any knowledge of any infringement or violation of any of their rights or the rights of the Company in the intellectual property. The conduct of the Business does not infringe upon the patents, trademarks, licences, trade names, business names, copyright or other industrial or intellectual property rights, domestic or foreign, of any other person. Neither the Vendor nor the Company is aware of any state of facts that casts doubt on the validity or enforceability of any of the intellectual property.

(gg)	Accounts and Attorneys. The Vendor has provided, or will provide prior to the Closing Date, the Purchaser with a complete list showing the name of each bank, trust company or similar institution in which the Company has accounts or safe deposit boxes, the number or designation of each such account and safe deposit box and the names of all persons authorized to draw thereon or to have access thereto.

(hh)	Dividends. Except as disclosed in the Financial Statements, the Company has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its outstanding shares of any class or agreed to do so.

(ii)	Full Disclosure. Neither this Agreement nor any document to be delivered pursuant to this Agreement by the Vendor or the Company nor any certificate, report, statement or other document furnished by the Vendor or the Company in connection with the negotiation of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. There has been no event, transaction or information that has come to the attention of the Vendor or the Company that has not been disclosed to the Purchaser in writing that could reasonably be expected to have a material adverse effect on the assets, business, earnings, prospects, properties or condition (financial or otherwise) of the Company.

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4.2 Survival of Vendor’s Representations and Warranties.

(a)	The representations and warranties made by the Vendor and contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby will survive the Closing and, despite such Closing or any investigation made by or on behalf of the Purchaser or any other person or any knowledge of the Purchaser or any other person, will continue in full force and effect for the benefit of the Purchaser, subject to the following:

i.	any Claim which is based on the representations and warranties as to title to the Subject Shares or which is based on intentional misrepresentation or fraud by the Vendor may be brought by the Purchaser at any time prior to the expiration of applicable statutory time limits;

ii.	all representations pertaining to tax matters shall terminate on the date which is ninety (90) calendar days after the expiration of the Tax Reassessment Period for the Company; and

iii.	any Claim other than as described in paragraphs (i) and (ii) above may only be made or brought by the Purchaser at any time within twelve (12) months following the Closing Date.

(b)	If no Claim is made under this Agreement against the Vendor for any incorrectness in or breach of any representation or warranty made in this Agreement prior to the expiry of the survival periods prescribed in subsection (a) above, the Vendor will have no further liability under this Agreement with respect to such representation or warranty.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.1 Purchaser’s Representations and Warranties. The Purchaser hereby represents and warrants to the Vendor as follows, and the Purchaser acknowledges and agrees that the Vendor is relying upon such representations and warranties in connection with the sale by the Vendor of the Subject Shares:

(a)	Status.

i.	The execution, delivery and performance of this Agreement by the Purchaser, and the completion by it of the transactions contemplated hereby, will not constitute or result in a violation, breach or default, of any Laws.

ii.	the Purchaser is under no legal disability in any jurisdiction which would make it incapable of completing the transaction of purchase and sale of the Subject Shares.

(b)	Legal, Valid and Binding Obligation. This Agreement is a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to:

i.	bankruptcy, insolvency, moratorium, reorganization and other Laws relating to or affecting the enforcement of creditors’ rights generally; and

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ii.	the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

(c)	Organization and Good Standing. The Purchaser is a corporation duly incorporated, organized and validly existing in good standing under the federal laws of Canada.

(d)	Due Authorization. The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement, and to perform its obligations under this Agreement. On Closing, the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, will have been duly authorized by all necessary corporate action on the part of the Purchaser.

(e)	Absence of Conflicting Agreement. The Purchaser is not a party to or bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument, statute, regulation, arbitration award, charter or by-law provision, order or judgment which would be violated, contravened, breached by or under any default would occur as a result of the execution and delivery of this Agreement, or the consummation of any of the transaction contemplated under this Agreement.

(f)	No Consents. The Purchaser’s execution, delivery and performance of its obligation under this Agreement does not require any notice to, filing with, or consent from or to any Governmental Authority or other third party.

5.2 Survival of Warranties by the Purchaser.

(a)	The representations and warranties made by the Purchaser and contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby will survive the Closing and, despite such Closing or any investigation made by or on behalf of the Vendor or any other person or any knowledge of the Vendor or any other person, will continue in full force and effect for the benefit of the Vendor, subject to the following:

i.	any Claim which is based on intentional misrepresentation or fraud by the Purchaser may be brought by the Vendor at any time prior to the expiration of applicable statutory time limits; and

ii.	any Claim other than as described in paragraph (i) above may only be made or brought by the Vendor at any time within twelve (12) months following the Closing Date.

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(b)	If no Claim is made under this Agreement against the Purchaser for any incorrectness in or breach of any representation or warranty made in this Agreement prior to the expiry of the survival period prescribed in Section 5.2(a) above, the Purchaser will have no further liability under this Agreement with respect to such representation or warranty.

ARTICLE 6
COVENANTS AND DELIVERIES

6.1 Closing. The closing of the purchase and sale transaction herein contemplated shall take place on the Closing Date electronically between the Purchaser’s Solicitor and the Vendor’s Solicitor in the ordinary course.

6.2 Vendor’s Covenants. The Vendor covenants and agrees with the Purchaser that at the Closing the Vendor and/or the Company, as applicable, will deliver or cause to be delivered to the Purchaser each of the following:

(a)	Evidence of Authorization of Transactions – evidence satisfactory to the Purchaser, acting reasonably, that all actions, corporate or otherwise, required to be taken by the Vendor and the Company to authorize the consummation of the transactions contemplated herein have been duly and validly taken;

(b)	Consents to Transaction – in respect of each contract that provides that the consent of any party thereto is required as a result of the entering into of this Agreement or the consummation of the transactions contemplated hereby, copies of any necessary consents;

(c)	Canadian Status – A statutory declaration of the Vendor satisfactory to the Purchaser’s Solicitors that the Vendor is not a non-resident of Canada within the meaning of the Income Tax Act, provided that if no declaration or certificate is delivered by the Vendor, or to the extent the amounts payable by the Purchaser to the Vendor exceed the certificate limit in any certificate, the Purchaser shall be entitled to deduct from the portion of the Purchase Price payable to the Vendor, an amount equal to the amount of tax for which the Purchaser may be liable (as determined solely by the Purchaser) under the Income Tax Act (Canada);

(d)	Stock Transfer Documentation – share certificates or acknowledgments together with duly executed powers of attorney that will convey registered and beneficial ownership of the Subject Shares to the Purchaser free and clear of all restrictions, prior assignments, charges and claims of any kind or nature whatsoever;

(e)	Release – release granted by the Vendor in favour of the Corporation;

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(f)	Letter of Employment – a duly executed letter of employment of Mr. Sylvester Chen with the Company in substantially the form attached as Schedule 6.2 (f) hereto;

(g)	Non-Competition, Non-Solicitation and Confidentiality Agreement – a duly executed Non-Competition, Non-Solicitation and Confidentiality Agreement in substantially the form attached hereto as Schedule 6.2 (g);

(h)	Unanimous Shareholders’ Agreement – a duly executed Shareholders’ Agreement in substantially the form attached hereto as Schedule 6.2 (h);

(i)	Escrow Agreement – a duly executed Escrow Agreement in substantially the form attached hereto as Schedule 6.2(i);

(j)	Option Agreement – a duly executed Option Agreement in substantially the form attached hereto as Schedule 6.2 (j);

(k)	Assignment of Lease – a duly executed assignment of the Real Property Lease from the Vendor to the Company, together with notice to the landlord, effective as of 14 days following Closing; and

(l)	Additional Documentation - Closing Documentation – such further documents and instruments as the Purchaser or the Purchaser’s Solicitors may reasonably require to give effect to the transactions contemplated by this Agreement.

6.3 Purchaser’s Deliveries to Vendor. The Purchaser agrees with the Vendor that at Closing the Purchaser will deliver or cause to be delivered to the Vendor each of the following:

(a)	Purchase Price – a solicitor’s trust cheque or wire transfer representing the amount payable pursuant to Section 2.3(a);

(b)	Evidence of Authorization of Transactions – evidence satisfactory to the Vendor, acting reasonably, that all actions, corporate or otherwise, required to be taken by the Purchaser to authorize the consummation of the transactions contemplated herein have been duly and validly taken;

(c)	Unanimous Shareholders’ Agreement – a duly executed Shareholders’ Agreement in substantially the form attached hereto as Schedule 6.2(h);

(d)	Escrow Agreement – a duly executed Escrow Agreement in substantially the form attached hereto as Schedule 6.2(i);

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(e)	Option Agreement – a duly executed Option Agreement in substantially the form attached hereto as Schedule 6.2 (j); and

(f)	Other Documents – such further documents and instruments as the Vendor, the Company or the Vendor’s Solicitors may reasonably require to give effect to the transactions contemplated by this Agreement.

6.4 Purchaser’s Deliveries to Escrow Agent. At Closing the Purchaser will deliver or cause to be delivered to the Escrow Agent a solicitor’s trust cheque or wire transfer representing the amount payable pursuant to Section 2.3(b).

6.5 Post-Closing Covenants.

(a)	Registrar of Companies of British Columbia – On or within a reasonable period after the Closing hereof, the Purchaser will forthwith file or cause to be filed such notices as are required under applicable Law to change the registered office, and the directors and officers of the Company as required pursuant to the Shareholders’ Agreement.

(b)	Closing Date Statements. Within thirty (30) calendar days after Closing, the Vendor shall, or shall cause the Accountants to, provide to the Purchaser finalized Closing Statements, at the Vendor’s sole cost and expense. The Closing Statements shall reflect that, as at the Closing Date, the Company has no debt or liabilities, whether current or long term, and whether absolute or contingent (including for greater certainty any shareholder loans owed to the Vendor or related persons). The Closing Statements will reflect the Company’s financial position such that it is materially similar to the Target Closing Financial Statements attached at Schedule 1.1(mm).

(c)	Tax Matters. Within sixty (60) calendar days after Closing:

i.	The Vendor shall cause the Accountants to prepare and file the income tax return for the year ended the Closing Date for the Company (the “Year End Return”), provided that the Purchaser shall have the right to approve the Year End Return prior to their filing. The Vendor shall provide all information reasonably requested by the Purchaser for its review and confirmation of such Year End Return, including all back-up documentation and reports as may be reasonably requested in connection therewith, and shall ensure that all information provided to the Purchaser in accordance with this Section 6.5(c) is complete and accurate in all material respects. The Vendor acknowledges and agrees that this obligation extends to filing all T4’s.

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ii.	The Purchaser, the Vendor and the Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of tax returns, and any audit, litigation or other proceeding with respect to taxes. Such cooperation shall include the retention and (upon the other party’s request in connection with a tax audit) the provision of records and information which are reasonably relevant to any such tax return, or any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Vendor shall have the absolute right to take conduct of all matters in connection with CRA reassessment with the Company. The Purchaser covenants and agrees not to interfere with the Vendor’s right to discuss tax reassessment matters with the CRA.

(d)	EQA – Following Closing, the Purchaser and the Vendor shall jointly use their reasonable commercial efforts to procure that the Company applies for an Education Quality Assurance designation and, upon achieving such designation, shall use reasonable commercial efforts to have the Company placed on the Designated Learning Institution list maintained by the Government of Canada. In the event that the Company does not receive Education Quality Assurance designation by June 30, 2022, subject to delays in the review and approval process which are beyond the control of the Vendor, the Purchaser may recover the Holdback and the Purchase Price shall be deemed to have been reduce by the amount of the Holdback.

(e)	AOL Liability. Following Closing, the parties shall take reasonable steps to procure that the Company shall assume the AOL Liability in full.

ARTICLE 7

INDEMNIFICATION

7.1 Indemnity by the Vendor. Subject to the limitations contained in Section 7.7 and Section 7.8 hereof, the Vendor shall indemnify and save the Purchaser harmless for, from and against:

(a)	any assessment or reassessment respecting the Company for Governmental Charges, whether relating to income, capital, business, sales, use, goods and services, withholding, payroll, employer, health, real or personal property or other types of taxes, including interest and penalties, for any period up to the Closing Date;

(b)	any losses suffered by the Purchaser as a result of any breach of representation, warranty or covenant on the part of the Vendor or the Company contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement; and

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(c)	all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

7.2 Indemnity by the Purchaser. Subject to the limitations contained in Sections 7.7 and Section 7.8 hereof, the Purchaser hereby agrees to indemnify and hold the Vendor harmless, in respect of any Claim suffered by the Vendor, as a result of:

(a)	any losses suffered by the Vendor as a result of any breach of representation, warranty or covenant on the part of the Purchaser contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement;

(b)	any liability, demand, action, suit, proceeding, claim, assessment, judgment, settlement or obligation of any nature whatsoever caused by, arising out of or relating to the Purchaser’s ownership of the Company or operation of the Business after the Closing Date.

7.3 Notice of Claim. If an Indemnified Party (as defined in Section 7.1 and Section 7.2, respectively) becomes aware of a Claim, in respect of which indemnification is provided for pursuant to Section 7.1 or Section 7.2, as the case may be, the Indemnified Party shall promptly give written notice of the Claim to the indemnifying Party, provided, however, that any failure to give such notice shall not affect any Indemnified Party’s rights or remedies hereunder, except to the extent that the rights of the indemnifying Party are prejudiced thereby. Such notice shall specify whether the Claim arises as a result of a claim by a Person against the Indemnified Party (a “Third-Party Claim”), or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Claim; and

(b)	the amount of the Claim, if known.

If, through the fault of an Indemnified Party, the indemnifying Party does not receive notice of a Claim, in time effectively to contest the determination of any liability susceptible of being contested, then the liability of the indemnifying Party to the Indemnified Party under this Article 7 shall be reduced by the amount of any losses incurred by the indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

7.4 Direct Claims. In the case of a Direct Claim, the indemnifying Party shall have twenty (20) Business Days from receipt of notice of the Claim within which to make such investigation of the Claim as the indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the indemnifying Party may reasonably request. If both parties agree, at or before the expiration of such twenty (20) Business Days period (or any mutually agreed upon extension thereof), to the validity and amount of such Claim, the indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which, the matter shall be referred to a court of competent jurisdiction, or if the Purchaser and the Vendor agree, the matter shall be referred to binding arbitration from which there shall be no appeal.

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7.5 Third Party Claims. In the case of a Third-Party Claim, the indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim. If the indemnifying Party elects so to participate or to assume such control, the indemnifying Party shall reimburse the Indemnified Party’s out-of-pocket expenses, as a result of such participation or assumption; provided that, if the indemnifying Party participates or assumes such control, then the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim, and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party, unless the indemnifying Party consents to the retention of such counsel at its expense, or unless the named parties to any action or proceeding include both the indemnifying Party and the Indemnified Party, and a representation of both the indemnifying Party and the Indemnified Party, by the same counsel, would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). If the indemnifying Party, having elected to assume such control, thereafter fails to defend the Third-Party Claim, within a reasonable time, the Indemnified Party shall be bound by the results obtained by the Indemnified Party, with respect to such Third-Party Claim.

7.6 Settlement of Third-Party Claims. If the indemnifying Party fails to assume control of the defence of any Third-Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the indemnifying Party assumes control of the negotiation, settlement or defence of any Third-Party Claim, the Indemnified Party shall not settle any Third-Party Claim, without the written consent of the indemnifying Party, which consent shall not be unreasonably withheld or delayed.

7.7 Limitations.

(a)	Subject to Section 7.7(b), below, no amount in respect of any Claim may be recovered by an Indemnified Party under this Article 7 unless notice of the Claim is received by the Indemnifying Party within twelve (12) months after Closing, unless the applicable Claim is in respect of a representation or warranty having a longer survival period pursuant to Section 4.2 or Section 5.2, as the case may be, in which case the indemnification right of the applicable Indemnified Party under Section 7.1 or Section 7.2, as the case may be, with respect to such Claim shall remain in effect for such longer period.

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(b)	Where an Indemnified Party makes a Claim pursuant to Section 7.1 or Section 7.2 within the time period(s) applicable to such Claim, pursuant to Section 7.7(a), above, the right to indemnification, in respect of such Claim, shall continue in full force and effect, until the Claim is finally settled or adjudicated, and all payments to be made in respect of any settlement or adjudication have been made.

(c)	The amount of any Claim otherwise payable under this Agreement shall be reduced by: (i) the amount of any insurance or any other reimbursement received by the Indemnified Party or any assignee or any affiliated or related entity (including the Company) in relation to the breach or other event giving rise to the Claim (net of any Taxes, premium increases or expenses incurred in connection with such recovery); and (ii) the amount recovered under any counterclaims available to the Indemnified Party or any assignee or any affiliated or related entity (including the Company) against Third Parties in relation to the breach or other event giving rise to the Claim (net of any expenses incurred in connection with such recovery).

(d)	The indemnifying Party shall have no liability to an Indemnified Party hereunder in respect of a Claim for Losses, to the extent the Indemnified Party has already recovered the amount of such Losses under such Claim, whether by a previous indemnity Claim which was paid in full or as a price adjustment under this Agreement.

(e)	If the Purchaser terminates this Agreement prior to Closing, the Vendor shall not be held liable in respect of any failure of the Vendor to perform or fulfill their covenants or obligations hereunder to the extent such covenants or obligations were not reasonably capable of being fulfilled or caused to be fulfilled by the Vendor.

(f)	Nothing in this Agreement or any document delivered in order to carry out the transactions contemplated hereby shall in any way restrict or limit the general obligation at law of any Party to mitigate any losses which it may suffer or incur by reason of the breach by any other Party of any representation, warranty or covenant of such other Party.

7.8 Indemnity Threshold and Cap. The Parties shall have no liability or obligation to make any payment for indemnification under Section 7.1 or Section 7.2 of this Agreement in respect of any individual loss that is less than Five Thousand Dollars ($5,000.00), provided, however, that this limitation shall not apply to any losses arising out where there has been fraudulent or intentional misrepresentation by the indemnifying Party. Once the total of all losses exceeds the Two Hundred Thousand Dollars ($200,000.00) (the “Indemnity Threshold”), the indemnifying Party will be fully liable for all losses, including the initial amount up to the Indemnity Threshold. The Parties agree that the maximum aggregate liability of any Party hereunder with respect to the matters described in Sections 7.1 or Section 7.2, other than liabilities arising out of fraudulent or intentional misrepresentation by an indemnifying Party, shall not exceed the aggregate amount of the Purchase Price, less any amount paid by the Vendor to satisfy a Claim under this Article 7.

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7.9 Limitations. The Parties agree that payments made under this Article 7 shall be treated as an adjustment to the Purchase Price, including for tax purposes.

ARTICLE 8

DISPUTE RESOLUTION

8.1 Disputes. In the event of any dispute, controversy or claim arising out of, relating to or in connection with this Agreement (a “Dispute”), the parties shall use all reasonable efforts to resolve the Dispute in good faith on an amicable basis within fourteen (14) calendar days of the Dispute arising.

8.2 Arbitration. If the parties are unable to resolve a Dispute within the fourteen (14) calendar day period referred to in Section 8.1 (Disputes), then the Dispute shall be referred to and finally resolved by arbitration under the Domestic Rules of the Vancouver International Arbitration Centre by a single arbitrator appointed in accordance with those Domestic Rules. The seat of arbitration shall be Vancouver. The language to be used in the arbitral proceedings shall be English. The Parties shall have the right to seek interim relief from a court of competent jurisdiction, at any time before and after the arbitrator has been appointed, up until the arbitrator has made his final award. The decision of the arbitrator shall be final and binding upon all the parties and shall not be subject to appeal.

8.3 Consolidated Proceedings. If more than one arbitral proceeding has commenced under this Agreement, and a party that is a party to any such arbitral proceedings contends that two or more of the proceedings are substantially related and that the issues should be heard in one proceeding, the arbitrator appointed in the first of such proceedings to be filed shall have the power and authority to determine whether in the interests of justice and efficiency the proceedings should be consolidated. The parties hereby consent to such consolidation of arbitral proceedings and agree to take any other steps as may be required to give effect to such consolidation. The arbitrator in any such consolidated arbitral proceeding shall be appointed and the proceeding shall be governed in accordance with Section 8.2 (Arbitration).

ARTICLE 9

GENERAL PROVISIONS

9.1 Further Assurances. Each party covenants to do and cause all things to be done and execute and deliver all such documents as may be required in order to carry out the provisions of this Agreement.

9.2 Time of the Essence. Time will be of the essence of this Agreement.

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9.3 Notices.

(a)	Every notice given pursuant to this Agreement must be given in writing, to the addresses listed below:

i.	if to the Purchaser:

c/o Levene Tadman Golub Law Corporation

700 – 330 St. Mary Avenue

Winnipeg, Manitoba R3C 3Z5

Attention: Sam Goszer

E-mail: ***

Fax: ***

ii.	if to the Vendor:

#500 – 628 6th Avenue

New Westminster, British Columbia V3M 6Z1

Attention: Sylvester Chen

E-mail: ***

with a copy (which shall not constitute notice) to:

Michael, Evrensel & Pawar LLP

Suite 1750 – 1055 West Georgia Street

Vancouver, British Columbia V6E 3P3

Attention: Jesse Ahuja

E-mail: ***

Fax: ***

(b)	Notice shall be sufficiently given if:

i.	served by personal delivery on the party to whom it is being given, or delivered via courier, in which case notice shall be deemed to have been given on the date of delivery; or

ii.	transmitted by facsimile or e-mail facilities to the party to whom it is being given, so long as such facsimile or e-mail facilities confirm that the material so transmitted has been received at a receiving facsimile or e-mail facility at the facsimile number or e-mail address of the party to whom it is being given, in which case notice shall be deemed to have been given on the later of 9:00 A.M. (local time at the place of receipt) on the first business day following transmission or eight hours after the time of transmission; and

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(c)	Any party may change its address for the giving of notice by notice given to the other parties.

9.4 Tender to Solicitors. Any tender of documents or money hereunder to be made to a party may be made upon the party or its solicitors. The solicitors for the parties will be entitled to impose reasonable trust conditions each upon the other, consistent always with the provisions hereof.

9.5 Assignment. This Agreement is not assignable by either party without the prior written consent of the other party. Notwithstanding anything herein stated, at any time prior to the Closing Date, without prior written consent of the Vendor, the Purchaser may assign all of its rights under this Agreement, to an affiliate of the Purchaser under common control with the Purchaser, provided that in such event the Purchaser shall not be released or discharged from any of its obligations under this Agreement.

9.6 Binding Effect. This Agreement enures to the benefit of, and will be binding on, the parties and their respective heirs, legal representatives, successors and permitted assigns.

9.7 Disclosure. Neither party shall disclose this Agreement or any aspect of such transaction without the prior written approval of the other party hereto, except where such disclosure is to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with such transaction and counsel to such institution, or as may be required by any applicable law or any regulatory authority.

9.8 Counterparts. This Agreement may be executed in multiple counterparts by the parties hereto. All counterparts so executed shall constitute one agreement binding upon all parties, notwithstanding that all parties are not signatories to the original or the same counterpart. Each counterpart shall be deemed an original to this Agreement, all of which shall constitute one agreement to be valid as of the date of this Agreement. Documents executed, scanned and transmitted electronically and electronic signatures shall be deemed original signatures for purposes of this Agreement and all matters related thereto, with such scanned and electronic signatures having the same legal effect as original signatures.

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IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first above written.

Highrim Holding International Limited

Per:	/s/ Zhenyu Wu
	Name:	Zhenyu Wu
	Title:	Director
I have the authority to bind the corporation.

Canada EduGlobal Holdings Inc.

Per:	/s/ Sylvester Chen
	Name:	Sylvester Chen
	Title:	Director
I have the authority to bind the corporation.

Richmond Institute of Languages Inc.

Per:	/s/ Sylvester Chen
	Name:	Sylvester Chen
	Title:	Director
I have the authority to bind the corporation.

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